FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     x         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki Director,
Managing Executive Officer and General Manager of
Corporate Management Control Group

Date: June 5, 2018

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of the 64th Ordinary General Meeting of Shareholders (including Report for the Year Ended March 31, 2018)

2.	Internet Disclosure Items for Notice of the 64th Ordinary General Meeting of Shareholders

• Notes to Consolidated Financial Statements

• Notes to Financial Statements

Securities Code 6971

Notice of the 64th Ordinary General Meeting of Shareholders

June 26, 2018

Kyoto, Japan

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Please note that this is an English translation of the Japanese original of the Notice of the 64th Ordinary General Meeting of Shareholders of Kyocera Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Kyocera Management Philosophy

Corporate Motto

“Respect the Divine and Love People”

Preserve the spirit to work fairly and honorably,

respecting people, our work, our company and our global community.

Management Rationale

To provide opportunities for the material and intellectual growth of all our employees, and through our joint efforts, contribute to the advancement of society and humankind.

Management Philosophy

To coexist harmoniously with our society, our global community and nature.

Harmonious coexistence is the underlying foundation of all our business activities as we work to create a world of prosperity and peace.

Management Based on the Bonds of Human Minds

Kyocera started as a small, suburban factory, with no money, credentials or reputation. We had nothing to rely on but a little technology and 28 trustworthy colleagues. Nonetheless, the company experienced rapid growth because everyone exerted their maximum efforts and managers devoted their lives to earning the trust of employees. We wanted to be an excellent company where all employees could believe in each other, abandon selfish motives, and be truly proud to work. This desire became the foundation of Kyocera’s management.

Human minds are said to be easily changeable. Yet, there is nothing stronger than the human mind. Kyocera developed into what it is today because it is based on the bonds of human minds.

Kazuo Inamori

Founder and Chairman Emeritus

Greetings

We are pleased to present to you Notice of the 64th Ordinary General Meeting of Shareholders.

In the year ended March 31, 2018 (hereinafter, “fiscal 2018” refers to the fiscal year ended March 31, 2018, with other fiscal years referred to in a corresponding manner), Kyocera actively made capital investment to boost production capacity aimed at meeting strong component demand and worked to introduce new products and increase sales throughout the Group. In addition, our performance was bolstered through merger and acquisition activity conducted with the objective of expanding our business domains, and these factors culminated in a new record high in net sales. Profit was down compared with fiscal 2017, however, due to the recording of a write-down relating to long-term purchase agreements for procurement of polysilicon material in the solar energy business coupled with an increase in tax expenses primarily resulting from amendments to the U.S. tax law.

As a reward to our shareholders for their support, the Company is planning a year-end dividend of 60 yen per share. The resulting consolidated payout ratio will substantially exceed the standard set in our dividend policy to maintain a consolidated payout ratio of around 40%, due to the loss resulting from a significant write-down mentioned above, which is, however, expected to be a one-time event. When aggregated with the interim dividend of 60 yen per share already paid, the total annual dividend for fiscal 2018 will be 120 yen per share, an increase of 10 yen per share compared with fiscal 2017. This will be the second straight year we have increased dividends.

In fiscal 2019, we will make investment aimed at driving growth. In particular, we continue to increase production capacity and will work to strengthen research and development so we can create new businesses by taking advantage of new business opportunities brought about by advancements in the Internet of Things (IoT) and 5th generation mobile communication system (5G). At the same time, we aim to increase sales and profit by taking steps to thoroughly reduce costs and double productivity throughout the Kyocera Group in an effort to enhance competitiveness.

We would very much appreciate your continued support of the Kyocera Group as we forge ahead with our endeavors.

Goro Yamaguchi

Chairman of the Board and Representative Director

Hideo Tanimoto

President and Representative Director

Securities Code 6971

June 5, 2018

To our shareholders

Notice of the 64th Ordinary General Meeting of Shareholders

This is to inform you that Kyocera Corporation (the “Company”) will hold its 64th Ordinary General Meeting of Shareholders (the “Meeting”), as described below, which you are cordially invited to attend.

If you are unable to attend the Meeting, please examine the attached reference documents for the General Meeting of Shareholders and exercise your voting rights in written form (voting card) or electronically (via Internet or other means), no later than 5:30 p.m. Monday, June 25, 2018, Japan time.

1. Date and Time	10:00 a.m. on Tuesday, June 26, 2018, Japan Time

2. Venue	3rd Floor “Genji Room” at HOTEL GRANVIA KYOTO, in KYOTO STATION BUILDING, Shiokoji-sagaru, Karasuma-dori, Shimogyo-ku, Kyoto, Japan

3. Purpose of the Meeting

Matters to Be Reported

(1)	Contents of the business report, consolidated financial statements and the audit results of consolidated financial statements by the Accounting Auditor and the Audit & Supervisory Board for the 64th fiscal year (April 1, 2017 to March 31, 2018)

(2)	Contents of the non-consolidated financial statements for the 64th fiscal year (April 1, 2017 to March 31, 2018)

Matters to Be Resolved

Proposal 1	Appropriation of Surplus

Proposal 2	Election of One (1) Director

4. Matters Relating to Exercise of Voting Rights

(1) Method of Exercising Voting Rights in attending at the Meeting (Voting Card)

Please indicate your vote “for” or “against” the proposal on the voting card enclosed herewith and hand it to the receptionist.

(2) Method of Exercising Voting Rights in Written Form (Voting Card)

Please indicate your vote “for” or “against” the proposal on the voting card enclosed herewith and ensure it is returned to us no later than the deadline mentioned page 2.

(3) Method of Exercising Voting Rights Electronically (via Internet or other means)

Please access the website (https://evote.tr.mufg.jp/) to exercise voting rights through a personal computer, smartphone or mobile phone. Using the code and password written on the voting card enclosed herewith and follow the instructions on the website. Please enter “for” or “against” the proposal no later than the deadline mentioned page 2.

[Handling in Event Multiple Exercises Voting Rights]

(1)	In the event that any shareholder exercises voting rights in written form (voting card) and electronically (via Internet or other means), the electronically exercised voting rights shall prevail.

(2)	In the event of multiple electronically exercised of voting rights (via Internet or other means) by a shareholder, the last electronically exercised voting right shall prevail.

Truly yours,

Hideo Tanimoto
President and Representative Director
KYOCERA Corporation

Notes:

1.	This meeting is conducted in Japanese. In addition interpreter is not hired. We appreciate your understanding in advance.

2.	In the accompanying documents for the Notice of the 64th Ordinary General Meeting of Shareholders, the “Notes to Consolidated Financial Statements” and the “Notes to Financial Statements” are available to shareholders on the Company’s website (https://global.kyocera.com/ir/s_info/meeting.html), pursuant to the provisions of laws and regulations as well as the Articles of Incorporation of the Company. The “Notes to Consolidated Financial Statements” and the “Notes to Financial Statements” are a part of the Consolidated Financial Statements and the Financial Statements that were audited by Audit & Supervisory Board Members and the Accounting Auditor in preparing the Audit Reports.

3.	In the event of any changes to the reference documents for the General Meeting of Shareholders, the business report, the financial statements or the consolidated financial statements, the Company shall give notice thereof to shareholders by posting it on the Company’s website (https://global.kyocera.com/ir/s_info/meeting.html), which can be accessed via Internet.

Reference Documents for the General Meeting of Shareholders

Proposals and References are as follows:

Proposal 1    Appropriation of Surplus

The Company believes that the best way to increase corporate value and meet shareholders’ expectations is to improve future consolidated performance on an ongoing basis.

The Company therefore has adopted the principal guideline that dividend amounts be within a range based on net income attributable to Kyocera Corporation’s Shareholders on a consolidated basis, and has set its dividend policy to maintain a payout ratio of around 40% of consolidated net income attributable to Kyocera Corporation’s Shareholders. In addition, the Company determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for the medium to long-term corporate growth.

As a reward to our shareholders for their support, the Company is planning a year-end dividend of 60 yen per share. The resulting consolidated payout ratio will substantially exceed the level set in our dividend policy of around 40%, due to the loss resulting from a significant write-down relating to long-term purchase agreements for procurement of polysilicon material in the solar energy business, which is, however, expected to be a one-time event. When aggregated with the interim dividend in the amount of 60 yen per share, the total annual dividend will be 120 yen per share. This means an increase of 10 yen per share compared with 110 yen per share for the year ended March 31, 2017.

The Company also proposes that funds shall be set aside as General Reserve, taking into account the necessary reserve amounts for creation of new businesses, exploitation of new markets, development of new technologies and acquisition of outside management resources that enable us to achieve stable and sustainable growth of the Company.

The proposed appropriation of surplus is as follows:

1.	Matters Relating to Year-end Dividend

	(1)	Type of Assets Distributed as Dividend:

Cash

	(2)	Matters Relating to the Appropriation to Shareholders of Assets Distributed as Dividend and Aggregate Amount thereof:

60 yen per share of common stock of the Company.
The aggregate amount thereof shall be 22,062,465,480 yen.

(3)	Effective Date of the Distribution of Surplus as Dividend:

June 27, 2018

Note:	The Company undertook a stock split at the ratio of two for one of all common shares on October 1, 2013. Dividends per share in FY2014 have been re-calculated based on the ratio of the stock split.

2.	Matters Relating to Appropriation of General Reserve

	(1)	Category of Surplus to Increase and Amount thereof:

		General Reserve:	35,000,000,000 yen.

	(2)	Category of Surplus to Decrease and Amount thereof:

		Unappropriated Retained Earnings:	35,000,000,000 yen.

Proposal 2    Election of One (1) Director

In order to improve corporate value through reinforcement of the organizational structure of Kyocera Group and its corporate governance system, the Company proposes that one (1) Director be newly elected.

Pursuant to Paragraph 2 of Article 21 of the Articles of Incorporation of the Company, the term of office of the Director to be elected at this Meeting will expire when the term of the other Directors currently in office expires.

The candidate for Director is as follows:

Name (Date of birth)	Career Summary, Positions and Areas of Responsibility, and Significant Concurrent Posts		Number of Company Shares held
Junichi Jinno (May 7, 1955)	Jul. 1983	Joined the Company	2,714
	Aug. 2002	General Manager of Corp. Communication Systems Equipment Div.
	Jun. 2003	Executive Officer of the Company
	Apr. 2007	General Manager of Corp. R&D Group for Equipment and Systems
	Apr. 2011	General Manager of Corp. Legal and Intellectual Property Group [Present]
	Apr. 2013	Senior Executive Officer of the Company
	Apr. 2018	Managing Executive Officer of the Company [Present]
Reason for candidacy as Director	Following broad experience in manufacturing, sales and development in the Communication Equipment Business of the Company, Mr. Jinno has contributed to Kyocera Group’s compliance and intellectual property strategy as a General Manager of the Corp. Legal and Intellectual Property Group of the Company since 2011. The Company has nominated him as a candidate for Director because it believes that he is abundantly capable of performing the duties of a Director of the Company, based on his experience and exceptional insight.

Notes:

1.	There are no special interests between the candidate and the Company.

2.	The number of shares of the Company owned by the above candidate for Director is as of March 31, 2018, and includes his ownership in the Stock Purchase Plan for Kyocera Group Executives.

- END -

(Accompanying Documents for the 64th Ordinary General Meeting of Shareholders)

Business Report (April 1, 2017 to March 31, 2018)

1. Current Conditions of Kyocera Corporation and its Consolidated Subsidiaries

(1) Business Progress and Results

For fiscal 2018 sales increased in the Components Business due to strong component demand in information and communications, automotive-related and industrial machinery markets, coupled with vigorous expansion of production capacity. Sales in the Document Solutions Group also increased due to the launch of new products and aggressive sales promotion activities. Merger and acquisition activities also contributed. As a result, consolidated net sales for fiscal 2018 increased by ¥154,285 million, or 10.8%, compared with fiscal 2017, to ¥1,577,039 million. This result is a record high for fiscal year sales.

Profit from operations decreased by ¥8,967 million, or 8.6%, to ¥95,575 million, income before income taxes decreased by ¥5,983 million, or 4.3%, to ¥131,866 million and net income attributable to Kyocera Corporation’s shareholders decreased by ¥22,054 million, or 21.2%, to ¥81,789 million, compared with fiscal 2017. These results were due to the recording of a write-down in the amount of ¥50,165 million* relating to long-term purchase agreements for procurement of polysilicon material in the solar energy business, included within the Life & Environment Group, which more than offset improvements in profitability in the Components Business and the Document Solutions Group resulting from the sales growth and efforts to reduce costs and raise productivity. Tax expenses primarily resulting from amendments to U.S. tax law and incurred by subsidiaries such as our U.S. subsidiary AVX Corporation pushed down net income attributable to Kyocera Corporation’s shareholders by approximately ¥11 billion.

Average exchange rates for fiscal 2018 were ¥111 to the U.S. dollar, marking depreciation of ¥3 (2.8%), and ¥130 to the Euro, marking depreciation of ¥11 (9.2%), from fiscal 2017. As a result, net sales and income before income taxes after translation into yen for fiscal 2018 were pushed up by approximately ¥39 billion and ¥16 billion, respectively, compared with fiscal 2017.

*Kyocera has entered into long-term purchase agreements for the procurement of polysilicon material for use in its solar energy business. As a result of a decline in the profitability of such business, the net realizable value of polysilicon material was less than the purchase prices under these agreements; and pursuant to the lower of cost or net realizable value approach, Kyocera decided to record a write-down in an amount equivalent to the difference between net realizable value and purchase price.

The total amount of the write-down was ¥50,165 million, including a write-down of future material purchase commitments and the current polysilicon materials already purchased pursuant to the agreements, and the write-down was included in “cost of sales” in Kyocera’s consolidated statements of income for fiscal 2018.

Highlights of Consolidated Results

Notes:

1.	The amounts, numbers of shares and ratios (%) in this report are rounded to the nearest unit.

2.	Graphs in this report are presented solely for reference.

Consolidated Results by Reporting Segment

Business reporting segment classification has been changed from fiscal 2018.

Industrial & Automotive Components Group

Net Sales: ¥287,620 million, up 24.9% year on year Operating Profit: ¥32,557 million, up 45.1% year on year

Sales of industrial tools increased due to growing demand in automotive-related markets and merger and acquisition activities. Sales of automotive displays also increased. In addition, sales of fine ceramic parts increased in the booming semiconductor processing equipment market. As a result of these factors, sales in this reporting segment increased compared with fiscal 2017. Operating profit increased significantly due to the growth in sales and cost reductions.

Semiconductor Components Group

Net Sales: ¥257,237 million, up 4.7% year on year Operating Profit: ¥32,476 million, up 28.3% year on year

Sales in this reporting segment increased compared with fiscal 2017 due mainly to an increase in sales of ceramic packages for smartphones and organic packages for automotive applications. Operating profit increased due to the sales growth and cost reductions.

Electronic Devices Group

Net Sales: ¥305,145 million, up 26.7% year on year Operating Profit: ¥47,285 million, up 54.7% year on year

Sales of capacitors and crystal components increased due to the launch of new products and expansion of production capacity on the back of solid demand for smartphone parts. Demand for printing devices for industrial equipment and merger and acquisition activities at AVX Corporation also contributed to this result. Operating profit increased significantly due to the sales growth coupled with the impact of new product introductions and cost reductions.

Communications Group

Net Sales: ¥255,535 million, up 1.1% year on year Operating Profit: ¥5,061 million, down 40.7% year on year

Sales and profit both increased in the information and communications services business, which provides engineering services, etc. On the other hand, profitability in the telecommunications equipment business declined due to a decline in sales of mobile phones for the U.S. market. As a result, sales in this reporting segment remained relatively unchanged and operating profit decreased compared with fiscal 2017.

Document Solutions Group

Net Sales: ¥371,058 million, up 14.5% year on year Operating Profit: ¥41,141 million, up 46.5% year on year

Sales in this reporting segment increased compared with fiscal 2017 due to an increase in sales volume resulting from the launch of new products and aggressive sales promotion activities, as well as a contribution from merger and acquisition activity. Operating profit increased significantly due to the increase in sales, cost reductions, enhanced productivity and the impact of foreign exchange rate fluctuations.

Life & Environment Group

Net Sales: ¥112,212 million, down 24.8% year on year Operating Profit (Loss): ¥(55,010) million, down ¥56,355 million year on year

Sales in this reporting segment decreased compared with fiscal 2017 due to downsizing of the solar energy business in the United States and lower sales in the key solar energy market of Japan. Operating loss was recorded due mainly to the recording of a write-down relating to long-term purchase agreements for procurement of polysilicon material in the solar energy business.

Note :	The sum total of sales composition ratio shown on pages 9 to 14 shall not be 100% because “Others” and “Adjustments and Eliminations”, when aggregated, accounting for (0.7%) of consolidated net sales in fiscal 2018.

(2) Capital Expenditures

During fiscal 2018, Kyocera made capital expenditures to enhance production capacity in order to cope with high levels of demand and productivity primarily in the Industrial & Automotive Components Group and Electronic Devices Group. As a result, capital expenditures for fiscal 2018 increased by ¥18,738 million, or 27.6%, to ¥86,519 million, compared with fiscal 2017.

Required funds for fiscal 2018 were mainly financed from internal resources.

(3) Management Challenges

Kyocera has a wide range of management resources within the Kyocera Group, from materials technologies such as ceramics to components, devices, equipment, systems and services. Kyocera strives to expand existing businesses and create new businesses by strengthening ties in each business and maximizing the collective capabilities of the Kyocera Group in order to be a high-growth, highly profitable company. To expand existing businesses, Kyocera works to enhance productivity through the use of advanced technologies that include robots and AI (Artificial Intelligence) and to further lower costs through process reform as means to boost market share. To create new businesses, Kyocera works to develop new products and expand business domains by pursuing synergies on a technological front in-house, through M&A, and by collaborating with external entities.

Kyocera is focused on the following challenges:

i) Expand business in key markets

Kyocera views the information and communications market, automotive-related markets, the environment and energy market and the medical and healthcare market as key markets and will strive to increase sales and profit by expanding existing businesses and creating new businesses in these markets.

In the information and communications market, Kyocera is pushing ahead with development and expansion of high-value-added products that contribute to the advanced performance, multiple functionality, miniaturization and ever thinner profile of digital consumer equipment, which includes smartphones, as well as components for 5G. In addition, Kyocera works to develop new products and provide services that leverage our strengths gained from deploying a wide range of businesses that span from components and devices to equipment and systems aimed at securing new business opportunities associated with the advancement of the IoT.

In automotive-related markets, we actively seek to secure orders by way of a framework that straddles the Kyocera Group so that we can take advantage of various business opportunities associated with increased electrification and environmental responsiveness of automobiles and ADAS (Advanced Driver Assistance System). We will take steps to increase market share by expanding application of existing products and cultivating new customers. In addition, we will accelerate new product development for promising fields by strengthening technology development and collaborating with customers.

In the environment and energy market, Kyocera will push ahead with broad business development, from energy creating business through solar power generating systems and fuel cells to energy storage business through the supply of electricity storage units and energy management systems that utilize generated and stored power without any waste. In response to the rise in self-generation and self-consumption of power, we will seek to improve the conversion efficiency of solar modules, introduce a high-efficiency fuel cell system to market and expand sales of large storage batteries. We will also strengthen development of a system that contributes to the stable supply of power and power savings.

In the medical and healthcare market, Kyocera will expand the medical devices business, which includes prosthetic joints. Additionally, we will take advantage of business opportunities and look to expand business domains by pursuing synergies in technologies from materials to components and systems, and by linking up with external organizations. We will work to reinforce new product development for regenerative medicine and digital healthcare at the Medical Development Center that integrates development divisions for this market.

ii) Enhance management foundations

Kyocera will strive to expand production capacity and enhance production efficiency through the construction of new factories in Japan and overseas with the aim of further boosting competitiveness. We will actively invest in products with a forecast of increasing demand and work to introduce high-value-added products by leveraging sophisticated production technology capabilities. In addition, we will seek to integrate various technologies held within the Group aimed at creating new products and businesses as well as endeavor to enhance research and development capabilities by bolstering our marketing function.

Note: Cautionary Statement for Forecasts

Certain of the statements made in this document are forward-looking statements, which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General conditions in the Japanese or global economy;

(2)	Unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	Various export risks which may affect the significant percentage of our revenues derived from overseas sales;

(4)	The effect of foreign exchange fluctuations on our results of operations;

(5)	Intense competitive pressures to which our products are subject;

(6)	Fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in our production activities;

(7)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(8)	Shortages and rising costs of electricity affecting our production and sales activities;

(9)	The possibility that future initiatives and in-process research and development may not produce the desired results;

(10)	Companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

(11)	Inability to secure skilled employees, particularly engineering and technical personnel;

(12)	Insufficient protection of our trade secrets and intellectual property rights including patents;

(13)	Expenses associated with licenses we require to continue to manufacture and sell products;

(14)	Environmental liability and compliance obligations by tightening of environmental laws and regulations;

(15)	Unintentional conflict with laws and regulations or newly enacted laws and regulations;

(16)	Our market or supply chains being affected by terrorism, plague, wars or similar events;

(17)	Earthquakes and other natural disasters affecting our headquarters and major facilities as well as our suppliers and customers;

(18)	Credit risk on trade receivables;

(19)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(20)	Impairment losses on long-lived assets, goodwill and intangible assets;

(21)	Unrealized deferred tax assets and additional liabilities for unrecognized tax benefits; and

(22)	Changes in accounting principles.

Due to such risks, uncertainties and other factors, our actual results, performance, achievements or financial condition may be substantially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

(4) Four-Year Financial Summary

	(Yen in millions except per share amount)
	Fiscal 2015	Fiscal 2016	Fiscal 2017	Fiscal 2018
Net Sales	1,526,536	1,479,627	1,422,754	1,577,039

Income before Income Taxes	121,862	145,583	137,849	131,866

Net Income Attributable to Kyocera Corporation’s Shareholders	115,875	109,047	103,843	81,789

Basic Earnings per Share Attributable to Kyocera Corporation’s Shareholders (Yen)	315.85	297.24	282.62	222.43

Total Assets	3,021,184	3,095,049	3,110,470	3,157,077

Kyocera Corporation’s Shareholders’ Equity	2,215,319	2,284,264	2,334,219	2,336,246

Kyocera Corporation’s Shareholders’ Equity per Share (Yen)	6,038.57	6,226.58	6,347.95	6,353.54

Notes:

1.	The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States.

2.	Basic earnings per share attributable to Kyocera Corporation’s shareholders is calculated using the average number of shares in issue excluding treasury stock during each respective fiscal year and Kyocera Corporation’s shareholders’ equity per share is calculated using the number of shares in issue excluding treasury stock at the end of each respective fiscal year.

3.	Net sales for fiscal 2015 marked record high as it did for the previous year due to increases in component sales for digital consumer equipment and automotive-related market. Net income attributable to Kyocera Corporation’s shareholders increased compared with fiscal 2014 due mainly to the effect derived from the revaluation of deferred tax assets and liabilities in line with a revision of the tax system in Japan despite the recording of a loss from a review of asset valuation.

4.	Net sales for fiscal 2016 decreased compared with fiscal 2015 due mainly to a decline in sales of telecommunications equipment and solar energy systems, despite an increase in sales of components for smartphones and automotive-related market. Net income attributable to Kyocera Corporation’s shareholders decreased compared with fiscal 2015 due mainly to the decrease of the effect derived from the revaluation of deferred tax assets and liabilities in line with a revision of the tax system in Japan.

5.	Net sales for fiscal 2017 decreased compared with fiscal 2016 due mainly to a decline in sales of solar energy systems and a decline in sales of telecommunications equipment as a result of a revision in product strategy in addition to an impact from an appreciation of the yen, despite an increase in sales of components supported by increases in automobile sales in Asia and investment in communications infrastructure. Net income attributable to Kyocera Corporation’s shareholders decreased compared with fiscal 2016 due mainly to a gain on the sale of an asset recorded in fiscal 2016.

6.	Performance for fiscal 2018 is as stated in “(1) Business Progress and Results” on previous pages.

(5) Principal Businesses (as of March 31, 2018)

      Business reporting segment classification has been changed from fiscal 2018.

Kyocera manufactures and sells a highly diversified range of products, including fine ceramic components and various kinds of products utilizing fine ceramic technologies, telecommunications and information equipment, etc. The principal products and businesses are as follows:

Reporting Segment and Content of Business	Principal Product and Business

Industrial & Automotive Components Group:
Kyocera provides various kinds of fine ceramic components, camera modules and liquid crystal displays to the industrial machinery and automotive markets. We also provide industrial tools such as cutting tools and pneumatic and power tools to the general industrial and construction markets.

Fine Ceramic Components Automotive Components Liquid Crystal Displays Industrial Tools

Semiconductor Components Group:
Kyocera provides packages for protecting electronic components and ICs as well as high-density multilayer printed wiring boards for assembly of such components to the information & communication and automotive markets, etc.

Ceramic Packages Organic Multilayer Substrates and Boards
Electronic Devices Group: Kyocera provides various electronic components and devices for diverse fields from familiar products such as smartphones to industrial machines.	Electronic Components (Capacitors, Crystal Devices, Connectors, Power Semiconductor Devices, etc.) Printing Devices

Communications Group:
Kyocera provides mobile phones such as ultra-ruggedized smartphones and simple phones as well as communications modules that supports IoT, and information and communication services that support communication infrastructure.

Mobile Phones M2M Modules Information Systems and Telecommunication Services

Document Solutions Group:
Kyocera provides a diverse lineup of printers and MFPs featuring outstanding environmental and economic performance as well as solution that resolve customers’ individual management issues.

Printers Multifunctional Products Document Solutions Supplies
Life & Environment Group: Kyocera provides products related to life and environment such as solar energy products, medical devices, jewelry, and kitchen tools.	Solar Power Generating System related Products Medical Devices Jewelry and Ceramic Knives

(6) Significant Subsidiaries (as of March 31, 2018)

Name of Subsidiary	Amount of Capital (Yen in millions and others in thousands)	Ownership by Kyocera Corporation (%)	Principal Business

Kyocera Document Solutions Inc.	¥12,000	100.00	Development, manufacturing and sale of printers and multifunctional products

Kyocera Communication Systems Co., Ltd.	¥2,986	76.30	Provision of information systems and telecommunication services

Kyocera Display Corporation	¥4,075	100.00	Development, manufacturing and sale of liquid crystal displays

Kyocera Solar Corporation	¥310	100.00	Construction of solar power generating system related products

Kyocera (China) Sales & Trading Corporation	US$10,000	90.00	Sale of industrial tools, ceramic packages and electronic components

Kyocera (Tianjin) Solar Energy Co., Ltd.	US$30,200	90.00	Manufacturing of solar power generating system related products

Dongguan Shilong Kyocera Co., Ltd.	HK$472,202	90.00	Manufacturing of liquid crystal displays and industrial tools

Shanghai Kyocera Electronics Co., Ltd.	¥17,321	100.00	Manufacturing of ceramic packages

Kyocera Korea Co., Ltd	Won1,200,000	100.00	Sale of semiconductor components

Kyocera Asia Pacific Pte. Ltd.	US$35,830	100.00	Sale of industrial tools and semiconductor components

AVX Corporation	US$1,763	69.06	Development, manufacturing and sale of electronic components

Kyocera International, Inc.	US$34,850	100.00	Manufacturing and sale of fine ceramic components and semiconductor components, and sale of mobile phones

Kyocera Fineceramics GmbH	EURO1,687	100.00	Sale of fine ceramic components, semiconductor components and printing devices

(7) Principal Business Sites (as of March 31, 2018)

Japan:

Kyocera Corporation Headquarters : 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Hokkaido Kitami Plant

Yamagata Higashine Plant

Fukushima Koriyama Plant

Kawasaki Plant

Kanagawa Hadano Plant

Niigata Shibata Plant

Toyama Nyuzen Plant

Nagano Okaya Plant

Shiga Gamo Plant

Shiga Yohkaichi Plant

Shiga Yasu Plant

Kyoto Ayabe Plant

Kagoshima Sendai Plant

Kagoshima Kokubu Plant

Kagoshima Hayato Plant

Tokyo Office

Yokohama Office

Yokohama Nakayama Office

Osaka Daito Office

R&D Center, Keihanna (Kyoto)

R&D Center, Kagoshima

Kyocera Display Corporation (Shiga)

Kyocera Industrial Tools Corporation (Hiroshima)

Kyocera Communication Systems Co., Ltd. (Kyoto)

Kyocera Document Solutions Inc. (Osaka)

Kyocera Document Solutions Japan Inc. (Tokyo)

Kyocera Solar Corporation (Kyoto)

Kyocera Realty Development Co., Ltd. (Tokyo)

Hotel Kyocera Co., Ltd. (Kagoshima)

Hotel Princess Kyoto Co., Ltd. (Kyoto)

Overseas:

Kyocera (China) Sales & Trading Corporation (China)

Dongguan Shilong Kyocera Co., Ltd. (China)

Shanghai Kyocera Electronics Co., Ltd. (China)

Kyocera Document Technology (Dongguan) Co., Ltd. (China)

Kyocera (Tianjin) Solar Energy Co., Ltd. (China)

Kyocera Precision Tools Korea Co., Ltd. (Korea)

Kyocera Korea Co., Ltd. (Korea)

Kyocera Asia Pacific Pte. Ltd. (Singapore)

Kyocera Vietnam Co., Ltd. (Vietnam)

Kyocera Document Technology Vietnam Co., Ltd. (Vietnam)

Kyocera International, Inc. (U.S.A.)

Kyocera Senco Industrial Tools, Inc. (U.S.A.)

AVX Corporation (U.S.A.)

Kyocera Document Solutions America, Inc. (U.S.A.)

Kyocera Document Solutions Europe B.V. (Netherlands)

Kyocera Document Solutions Deutschland GmbH (Germany)

TA Triumph-Adler GmbH (Germany)

Kyocera Fineceramics GmbH (Germany)

Kyocera Unimerco A/S (Denmark)

(8) Employees (as of March 31, 2018)

i) Consolidated

Reporting Segment	Number of Employees	Change from the End of Fiscal 2017
Industrial & Automotive Components Group	15,866	Increase of	2,465
Semiconductor Components Group	9,080	Increase of	158
Electronic Devices Group	20,739	Increase of	4,066
Communications Group	4,463	Decrease of	1,792
Document Solutions Group	19,750	Increase of	721
Life & Environment Group	3,014	Decrease of	36
Others	1,376	Increase of	97
Headquarters	1,652	Increase of	108

Total	75,940	Increase of	5,787

Note:    The number of employees represents the total number of regular employees who work full-time.

ii) Non-consolidated

Number of Employees	18,451
Change from the End of Fiscal 2017	Increase of 1,988
Average Age	41.6
Average Years of Service	17.9

Note:    The number of employees represents the total number of regular employees who work full-time.

2. Shares (as of March 31, 2018)

(1) Total Number of Shares Authorized to Be Issued:	600,000,000

(2) Total Number of Shares Issued:	377,618,580

(Of which, Number of Treasury Shares:	9,910,822)

(3) Number of Shareholders:	59,753

(4) Major Shareholders (Top 10 Largest Shareholders)

Name	Number of Shares Owned (Shares in thousands)	Share Ownership Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	48,054	13.07
Japan Trustee Services Bank, Ltd. (Trust Account)	26,538	7.22
State Street Bank and Trust Company	16,466	4.48
The Bank of Kyoto, Ltd.	14,436	3.93
Kazuo Inamori	10,212	2.78
Inamori Foundation	9,360	2.55
KI Enterprise Co., Ltd.	7,099	1.93
Japan Trustee Services Bank, Ltd. (Trust Account 5)	6,273	1.71
State Street Bank West Client – Treaty 505234.	6,147	1.67
Trust & Custody Services Bank, Ltd. (Stock Investment Trust Account)	5,877	1.60

Note:    Share ownership ratios are calculated after deduction of the treasury shares.

3. Directors and Audit & Supervisory Board Members

(1) List of Directors and Audit & Supervisory Board Members (as of March 31, 2018)

Position	Name	Area of Responsibility and Important Concurrent Post
Chairman of the Board and Representative Director	Goro Yamaguchi
President and Representative Director	Hideo Tanimoto	President and Executive Officer
Director	Ken Ishii	Senior Managing Executive Officer General Manager of Corporate Industrial Tool Group
Director	Hiroshi Fure	Senior Managing Executive Officer General Manager of Corporate Organic Materials Semiconductor Components Group
Director	Yoji Date	Senior Managing Executive Officer General Manager of Corporate Electronic Components Group
Director	Keiji Itsukushima	Managing Executive Officer General Manager of Corporate Communication Equipment Group
Director	Norihiko Ina	Managing Executive Officer President and Representative Director of Kyocera Document Solutions Inc.
Director	Koichi Kano	Managing Executive Officer General Manager of Corporate Development Group
Director	Shoichi Aoki	Managing Executive Officer General Manager of Corporate Financial and Accounting Group
Director	Takashi Sato	Managing Executive Officer General Manager of Corporate General Affairs Human Resources Group
Director	John Sarvis	Chairman of the Board and President, Chief Executive Officer and Director of AVX Corporation
Director	Robert Whisler	President and Director of Kyocera International Inc.
Director	Tadashi Onodera	Chairman of the Board and Director of KDDI Corporation
Director	Hiroto Mizobata	Representative of Mizobata Certified Public Accountant Office

Position	Name	Area of Responsibility and Important Concurrent Post
Director	Atsushi Aoyama	Professor of Graduate School of Technology Management, Ritsumeikan University
Full-time Audit & Supervisory Board Member	Itsuki Harada
Audit & Supervisory Board Member	Osamu Nishieda	Attorney-at-law
Audit & Supervisory Board Member	Hitoshi Sakata	Partner Attorney-at-law of Oike Law Office
Audit & Supervisory Board Member	Masaaki Akiyama	Certified Public Accountant

Notes:

1.	Important Concurrent Posts Undertaken by Directors and Audit & Supervisory Board Members in fiscal 2018.

(1)	Messrs. Goro Yamaguchi, Chairman of the Board and Representative Director, Hideo Tanimoto, President and Representative Director, Hiroshi Fure, Director, Koichi Kano, Director, and Shoichi Aoki, Director, serve as Directors of AVX Corporation.

(2)	Mr. Goro Yamaguchi, Chairman of the Board and Representative Director, serves as an Outside Director of KDDI Corporation.

(3)	Mr. Tadashi Onodera, Director, serves as a Director of Okinawa Cellular Telephone Company and an Outside Director of Daiwa Securities Group Inc.

(4)	Mr. Hiroto Mizobata, Director, serves as an Outside Director (the Audit Committee) of Yamaki Co., Ltd. and of ES-CON JAPAN Ltd.

(5)	Mr. Hitoshi Sakata, Audit & Supervisory Board Member, serves as an Outside Director of the Nippon Shinyaku Co. Ltd.

(6)	Mr. Masaaki Akiyama, Audit & Supervisory Board Member, serves as an Outside Audit & Supervisory Board Member of Joyful Honda Co., Ltd. and a Supervisory Officer of the United Urban Investment Corporation.

2.	Important Concurrent Posts Undertaken by Outside Directors and Audit & Supervisory Board Members, and their Relations with Kyocera Corporation

(1)	Kyocera Corporation engages in transactions relating to sale of mobile phones, etc. with KDDI Corporation and Okinawa Cellular Telephone Company where Mr. Tadashi Onodera, Director, serves as Chairman of the Board and Director respectively. And there is no special interest between Kyocera Corporation and Daiwa Securities Group Inc. where he serves as an Outside Director.

(2)	There is no special interest between Kyocera Corporation and Mizobata Certified Public Accountant Office where Mr. Hiroto Mizobata, Director, serves as a Representative. And also there is no special interest between Kyocera Corporation and, Yamaki Co., Ltd. and ES-CON JAPAN Ltd. where he serves as an Outside Director (the Audit Committee).

(3)	Kyocera Corporation engages in transactions (less than ¥100 thousand) relating to sale of ceramic components with Ritsumeikan University where Mr. Atsushi Aoyama, Director, serves as a Professor of Graduate School, but there is no transaction with department of Technology Management where he serves as a Professor.

(4)	There is no special interest between Kyocera Corporation and Oike Law Office where Mr. Hitoshi Sakata, Audit & Supervisory Board Member, serves as a Partner Attorney-at-law. And also there is no special interest between Kyocera Corporation and Nippon Sinyaku Co., Ltd. where he serves as an Outside Director.

(5)	There is no special interest between Kyocera Corporation and Joyful Honda Co., Ltd. where Mr. Masaaki Akiyama, Audit & Supervisory Board Member, serves as an Outside Audit &

Supervisory Board Member. And also there is no special interest between Kyocera Corporation and United Urban Investment Corporation where he serves as a Supervisory Officer.

3.	Messrs. Tadashi Onodera, Hiroto Mizobata and Atsushi Aoyama are Outside Directors and Messrs. Hitoshi Sakata and Masaaki Akiyama are Outside Audit & Supervisory Board Members.

4.	Mr. Itsuki Harada has abundant experience in the accounting division and exceptional insight about financial and accounting affairs.

5.	Mr. Masaaki Akiyama has qualifications as a Certified Public Accountant and exceptional insight about financial and accounting affairs.

6.	Kyocera Corporation has designated Messrs. Hiroto Mizobata and Atsushi Aoyama as Independent Directors and Messrs. Hitoshi Sakata and Masaaki Akiyama as Independent Audit & Supervisory Board Members as provided for in the rules of the Tokyo Stock Exchange.

7.	“Area of Responsibility and Important Concurrent Post” of Directors have been changed as of April 1, 2018, as follows.

Position	Name	Area of Responsibility and Important Concurrent Post
Director	Shoichi Aoki	Managing Executive Officer General Manager of Corporate Management Control Group
Director	Tadashi Onodera	Director and Advisor of KDDI Corporation

(2) Directors Retired During Fiscal 2018

Directors retired during fiscal 2018 are as follows:

Position as of Retirement	Name	Area of Responsibility and Important Concurrent post as of Retirement	Reason for Retirement	Retirement Date
Director and Advisor	Tetsuo Kuba		Expiration of term of office	June 27, 2017
Director	Tatsumi Maeda	In charge of Engineering	Expiration of term of office	June 27, 2017
Director	Takashi Kuki	Vice Chairman of the Board and Director of Kyocera Document Solutions Inc.	Expiration of term of office	June 27, 2017
Director	Yoshihito Ohta	Advisor of Kyocera Communication Systems Co., Ltd.	Expiration of term of office	June 27, 2017

(3) Remuneration to Directors and Audit & Supervisory Board Members for Fiscal 2018

	Number of Persons Qualified to Receive Remuneration	Amount of Remuneration (Yen in millions)
Directors	17	352
(Outside Directors of 17 Directors above)	(3)	(36)
Audit & Supervisory Board Members	4	54
(Outside Audit & Supervisory Board Members of 4 Audit & Supervisory Members above)	(2)	(20)

Total	21	406

Notes:

1.	The amount of remuneration to Directors does not include salaries for services as employees or Executive Officers for those Directors who serve as such.

2.	As of the end of fiscal 2018, there were 15 Directors and 4 Audit & Supervisory Board Members, with 3 of the former being Outside Directors and 2 of the latter being Outside Audit & Supervisory Board Members.

3.	Remuneration to Directors and Audit & Supervisory Board Members was determined by the resolution adopted at the 55th Ordinary General Meeting of Shareholders, which was held on June 25, 2009, as follows:

[Aggregate Amount of Remuneration to Directors]

Basic Remuneration:	No more than ¥400 million per year (not including salaries for services as employees or Executive Officers for those Directors who serve as such).

Bonuses to Directors:	No more than 0.2% of the Consolidated Net Income of Kyocera Corporation* for the relevant fiscal year, provided that such amount shall not exceed ¥300 million per year.

*	Pursuant to a change in U.S. accounting standards, this has been revised to “Net Income Attributable to Kyocera Corporation’s shareholders”.

[Aggregate Amount of Remuneration to Audit & Supervisory Board Members]

Basic Remuneration:	No more than ¥100 million per year.

(4) Outside Directors and Audit & Supervisory Board Members

(i) Activities of Outside Directors and Audit & Supervisory Board Members During Fiscal 2018

(a)	Mr. Tadashi Onodera, Outside Director, attended all of the 12 meetings of the Board of Directors which were held during fiscal 2018 and expressed his views based on his abundant knowledge and experience as a corporate executive.

(b)	Mr. Hiroto Mizobata, Outside Director, attended all of the 12 meetings of the Board of Directors which were held during fiscal 2018 and expressed his views based on his abundant knowledge and experience as a Certified Public Accountant.

(c)	Mr. Atsushi Aoyama, Outside Director, attended all of the 12 meetings of the Board of Directors which were held during fiscal 2018 and expressed his views based on his abundant knowledge and experience as a professor of Graduate School.

(d)	Mr. Hitoshi Sakata, Outside Audit & Supervisory Board Member, attended all of the 12 meetings of the Board of Directors and all of the 9 meetings of the Audit & Supervisory Board which were held during fiscal 2018 and expressed his views based on his abundant knowledge and experience as an attorney-at-law.

(e)	Mr. Masaaki Akiyama, Outside Audit & Supervisory Board Member, attended all of the 12 meetings of the Board of Directors and all of the 9 meetings of the Audit & Supervisory Board which were held during fiscal 2018 and expressed his views based on his abundant knowledge and experience as a Certified Public Accountant.

(ii) Summary of Agreements Regarding the Limitation of Liability

Kyocera Corporation has entered into an agreement with Outside Directors and Outside Audit & Supervisory Board Members regarding the limitation of their liability for damages caused by negligence in the performance of their duties, in accordance with paragraph 1 of Article 427 of the Companies Act and Article 28 and 36 of the Articles of Incorporation of the Company. The amount of liability to which they are subject, as set under such agreements, is limited to the minimum amount of liability provided under applicable laws and regulations.

4. Accounting Auditor

(1)	Name of Accounting Auditor: PricewaterhouseCoopers Kyoto

(2)	Remuneration and Other Amounts Payable to Accounting Auditor

Remuneration and Other Amounts Payable by Kyocera Corporation to the Accounting Auditor for the Services for Fiscal 2018	¥304 million
Total Amount of Cash and Other Financial Benefits Payable by Kyocera Group to the Accounting Auditor for the Services for Fiscal 2018	¥506 million

Notes:

1.	The overseas subsidiaries of Kyocera Corporation are audited by auditing firms other than that used by Kyocera Corporation as its Accounting Auditor.

2.	In the audit agreement between Kyocera Corporation and the Accounting Auditor, remuneration is determined without separately indicating amounts payable for auditing under the Companies Act and for auditing under the Financial Instruments and Exchange Law. Accordingly, ¥304 million represents the aggregate remuneration for both of these auditing services.

3.	Audit & Supervisory Board agrees to the fee of Accounting Auditor based on Paragraph 1 of Article 399 of the Companies Act through following measures.

Audit & Supervisory Board obtains the necessary materials from Directors, relevant internal company divisions and Accounting Auditor and receives the reports. And Audit & Supervisory Board confirms audit content, hours and details and trend of its fee in previous fiscal year, and considers estimates of audit fee in the fiscal year.

(3)	Non-Audit-related Service

Kyocera Group paid consideration to PricewaterhouseCoopers Kyoto for the advisory service relating to an introduction of International Financial Reporting Standards and the advisory service relating to financial report as the service (non-audit-related) except services provided in Paragraph 1 of Article 2 of the Certified Public Accountants Act of Japan.

(4)	Policy Regarding Decision to Terminate or Not to Reappoint Accounting Auditor

In the event that the Audit & Supervisory Board determines that the Accounting Auditor is subject to any of the events provided in Paragraph 1 of Article 340 of the Companies Act, the Audit & Supervisory Board is authorized to terminate the office of such Accounting Auditor, based on the Regulations of the Audit & Supervisory Board. Should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that such Accounting Auditor will be able to properly perform an audit, the Audit & Supervisory Board shall determine the resolution to be proposed to the General Meeting of Shareholders to terminate or not to reappoint such Accounting Auditor.

5. System and Policy

Kyocera Corporation has adopted through its Board of Directors Meeting the “Kyocera Group Basic Policy for Corporate Governance and Internal Control” as follows:

Kyocera Group

Basic Policy for Corporate Governance and Internal Control

Kyocera Group has made “Respect the Divine and Love People” its corporate motto and “To provide opportunities for the material and intellectual growth of all our employees, and through our joint efforts, contribute to the advancement of society and humankind.” its management rationale.

Kyocera Group always strives to maintain equity and fairness, and faces all situations with courage and conscience, and it intends to realize transparent systems for corporate governance and internal control.

Under such corporate motto and management rationale, the Board of Directors is implementing a basic policy for corporate governance and internal control as described below.

This statement of basic policy sets forth such basic policy in accordance with Paragraph 5 and item 6 of Paragraph 4 of Article 362 of the Corporation Act, and Paragraphs 1 and 3 of Article 100 of the Execution Rules of the Corporation Act, which require establishment of a system to ensure that conduct of business by the Directors will be in compliance with all applicable laws and regulations and the Articles of Incorporation and to ensure proper conduct of business by Kyocera Corporation (the “Company”) and Kyocera Group, as a whole.

I. Corporate	Governance

1.    Basic Policy for Corporate Governance

The Board of Directors of the Company defines the corporate governance of Kyocera Group to mean “structures to ensure that Directors conducting the business manage the corporations in a fair and correct manner”.

The purpose of corporate governance is to maintain soundness and transparency of management and to achieve fair and efficient corporate management, through which the management rationale of Kyocera Group can be realized.

The Board of Directors shall inculcate the “Kyocera Philosophy”, which is the basis of the management policy of Kyocera Group, into all Directors and employees working in Kyocera Group, and establish a sound corporate culture. The Board of Directors shall establish proper corporate governance through exercise of the Kyocera Philosophy (Note).

Note:	The “Kyocera Philosophy” is a corporate philosophy and life philosophy created through integration of the thoughts of the founder of the Company regarding management and life. The “Kyocera Philosophy” incorporates a wide range of matters relating to basic thoughts on management and methods of undertaking day-to-day work, based on the core criterion of “what is the right thing to do as a human being”.

2.    System for Corporate Governance

The Board of Directors of the Company determines, pursuant to the basic policy described in 1 above, the below-outlined system for corporate governance of the Company, which is the core company within Kyocera

Group, to ensure that the conduct of business by the Directors is in compliance with all applicable laws and regulations and the Articles of Incorporation. The Board of Directors will constantly seek the ideal system for corporate governance and always evolve and develop its existing corporate governance system.

(1)  Organs of Corporate Governance

The Board of Directors shall establish a corporate structure in which the Audit & Supervisory Board Members and the Audit & Supervisory Board will serve as organs of corporate governance pursuant to the provisions of the Articles of Incorporation, as approved by the General Meeting of Shareholders of the Company. Directors of the Company shall strictly observe the following, to ensure effective audit by the Audit & Supervisory Board Members and the Audit & Supervisory Board:

(i)	Matters relating to employees to facilitate the tasks of Audit & Supervisory Board Members (including matters relating to the independence of such employees from the Directors and matters to ensure the effectiveness of instructions from the Audit & Supervisory Board Members to such employees)

Representative Directors shall establish offices for the Audit & Supervisory Board Members upon their request, and shall cause certain employees, nominated through prior discussion with the Audit & Supervisory Board Members, to work in such offices to assist in the tasks of the Audit & Supervisory Board Members and the Audit & Supervisory Board. Such employees, while still subject to the work rules of the Company, shall be under the instruction and supervision of each of the Audit & Supervisory Board Members, and transfer, treatment (including evaluation) and disciplinary action relating to them shall be made only following discussion with the Audit & Supervisory Board Members.

(ii)	System for reporting to the Audit & Supervisory Board Members by Directors and employees and other related parties (including the system to ensure that the reporting party shall not be treated adversely due to such report)

In the event that any Director becomes aware of any matter that breaches or may breach any law or regulation or the Articles of Incorporation, or in the event that any Director becomes aware of any matter that may cause substantial damage to Kyocera Group, he or she shall immediately report thereon to the Audit & Supervisory Board. In addition, in the event that any of the Audit & Supervisory Board Members or the Audit & Supervisory Board requests a report from any Director pursuant to the Regulations of the Audit & Supervisory Board, such Director shall comply with such request.

Representative Directors shall cause the internal audit department to report regularly the status of the internal audit to the Audit & Supervisory Board Members. In addition, upon request from the Audit & Supervisory Board Members, Representative Directors shall cause any specified department(s) to report the status of their conduct of business directly to the Audit & Supervisory Board Members. Representative Directors shall also maintain a “system for internal complaint reporting to the Audit & Supervisory Board”, established by the Audit & Supervisory Board, under which all related parties including Directors, employees, suppliers and customers of Kyocera Group may submit complaints directly to the Audit & Supervisory Board.

Representative Directors shall not treat adversely the party who submitted the report to the Audit & Supervisory Board such as transfer or disciplinary action, because of such report.

(iii)	Matters relating to the policy for handling of costs and claims which may incur in the course of the execution of the tasks of the Audit & Supervisory Board Members

Representative Directors shall accept request from the Audit & Supervisory Board Members for reimbursement of costs in accordance with the Regulations of the Audit & Supervisory Board and shall make payment thereof accordingly.

(iv)	Other systems to ensure effective audit by the Audit & Supervisory Board Members

In the event that Representative Directors are requested by any of the Audit & Supervisory Board Members to effectuate any of the following matters, as necessary to establish a system to ensure effective audit by the Audit & Supervisory Board Members, Representative Directors shall comply with such request:

a.	Attendance at important meetings;

b.	Inspection of minutes of important meetings, important approval documents and important agreements, etc.; and

c.	Meetings with Representative Directors to exchange opinions regarding management of the Company in general.

(2)  Kyocera Philosophy Education

Representative Directors of the Company shall undertake “Kyocera Philosophy Education” from time to time in order to inculcate the “Kyocera Philosophy” into the Directors (including themselves) and employees of Kyocera Group.

II.    Internal Controls

1.    Policy for Internal Controls

The Board of Directors of the Company defines the Internal Controls of Kyocera Group to mean “systems to be established within the corporate organization to achieve management policy and master plans in a fair manner, in order for the Directors undertaking management of the Company to effectuate management rationale”. The Board of Directors of the Company will establish internal controls through implementation of the “Kyocera Philosophy”.

2.    System for Internal Controls

Under the policy as described in 1 above, the Board of Directors shall cause Representative Directors to establish the systems described below. In addition, the Board of Directors shall constantly evolve and develop such systems, seeking an ideal system of internal controls.

(1)	Management and maintenance of information relating to conduct of business by Directors

Representative Directors shall establish the “Kyocera Disclosure Committee” as a system for making timely and appropriate disclosure of information and for properly maintaining information relating to the conduct of business by the Directors in accordance with applicable laws and regulations and the Internal Rules of the Company.

(2)	Internal Rules and Systems relating to management of risk of loss of Kyocera Group, and systems to ensure that conduct of business by all employees of Kyocera Group and Directors of the Company’s subsidiaries is in compliance with applicable laws and regulations and the Articles of Incorporation.

Representative Directors shall create a risk management department in order to establish a risk management system for Kyocera Group. Representative Directors shall also establish systems to undertake necessary actions from time to time.

Representative Directors shall establish “employee consultation corners” as an internal complaint reporting system within Kyocera Group, so that employees who become aware of any matter that breaches or may breach laws or regulations or the Articles of Incorporation or other internal rules can report thereon. The employee consultation corners will take appropriate action in respect of reports received thereby, which shall be treated in accordance with the Law for Protection of Reporters in the Public Interest. Besides, Representative Directors shall establish the system to take actions as necessary.

(3)	Systems to ensure efficient conduct of business by Directors

Representative Directors shall clearly delegate authority and related responsibility by establishing an Executive Officer System to achieve efficient and effective conduct of business. Representative Directors shall cause the Executive Officers to report the status of their conduct of business to the Board of Directors, etc, and, accordingly, a system shall be maintained under which Representative Directors can verify whether business is conducted efficiently.

(4)	Other System to ensure appropriate conduct of business at Kyocera Group

In addition to the matters described in (1) through (3) above, as a system to ensure the appropriate conduct of business at Kyocera Group and for efficient operation of Kyocera Group, Representative Directors shall establish the Kyocera Group Management Committee. Such Committee shall discuss important matters relating to Kyocera Group and receive reports relating thereto. Representative Directors shall also establish departments to support appropriate and efficient execution of business of each of the companies in Kyocera Group, and an internal audit department in order to conduct audits regularly to evaluate the appropriateness of conduct of business at Kyocera Group.

The current status of the preparedness of systems relating to internal control is as follows:

(i)	The “Kyocera Code of Conduct” was established in June 2000.

(ii)	The “Risk Management Division” was established in September 2000 in order to create a thorough system to ensure compliance with laws and regulations and internal rules.

(iii)	The “Kyocera Management Committee”, which was renamed the “Kyocera Group Management Committee” in August 2002, was established in January 2001.

(iv)	The “Kyocera Disclosure Committee” was established in April 2003.

(v)	The “Employee Consultation Corners” was established in April 2003 as a function of the whistleblower reporting system.

(vi)	The Executive Officer System was introduced in June 2003 to improve management efficiency.

(vii)	The “Global Audit Division,” which was reorganized by the merger of “Risk Management Division” and renamed the “Corporate Global Audit Division” later in April 2010, was established in May 2005 to undertake internal audits, and it regularly conducts audits of Kyocera Group businesses, and reports the results of such audits to the Directors and Audit & Supervisory Board Members of Kyocera Corporation.

(viii)	“Kyocera Group Philosophy Committee” was established in May 2013.

(ix)	The functions of risk management were transferred from the Corporate Global Audit Division to the Corporate General Affairs Group (currently Corporate General Affairs Human Resources Group). The “Risk Management Department” was established within the Group in January 2014 in order to restructure the risk management system.

(x)	“Kyocera Group Basic Policy for Risk Management” was established in June 2016.

(Outline of Operational Status of Corporate Governance and Internal Controls)

Corporate Governance and Internal Controls of the Company operate appropriately as mentioned below.

•	Audit & Supervisory Board was held 9 times in fiscal 2018. Audit was conducted premeditatedly based on Audit policy and plan resolved in July 2017. In addition, Audit & Supervisory Board Members talk regularly with Representative Directors about whole management. Independence of employees who support accomplishing Audit & Supervisory Board Members’ duties is maintained according to basic policy. Annual plan of expenses of Audit & Supervisory Members are capitalized according to audit plan based on the Regulations of the Audit & Supervisory Board.

•	The Corporate Global Audit Division, charged in internal audit, reported audit result 12 times to Audit & Supervisory Board Members in fiscal 2018. Report to Audit & Supervisory Board Members was carried out appropriately, because information needed by Audit & Supervisory Board Members is offered according to request of report about business execution from Audit & Supervisory Board Members.

•	By “Kyocera whistleblower system” the personal information of reporter is handled as a secret matter and disadvantageous treatment to persons who made report is not considered.

•	The “Kyocera Disclosure Committee”, held 5 times in fiscal 2018, disclosed information timely and appropriately and evaluation results are reported by chairperson of this committee to Representative Directors. Information relating to the exercise of Director’s office, for example minutes of Board of Directors, minutes of Kyocera Group Management committee and Ringi approval, are preserved appropriately in compliance with applicable laws and internal regulations.

•	Board of Directors, held 12 times in fiscal 2018, has 15 Directors including 3 Outside Directors. Board of Directors made decision of important matters at Kyocera Group and controlled the business execution. In addition, business is more effectively and appropriately executed because of Executive Officer System.

•	“Kyocera Group Management Committee”, held 23 times in fiscal 2018, evaluated important matters at Kyocera Group or received the report. In addition, indirect department supported each affiliated company to work appropriately and effectively.

•	“Kyocera Group Philosophy Committee” was held 2 times in fiscal 2018. This committee established the policy of Philosophy Education and work on Philosophy inculcation activity focused on work floor in Japan and work on Philosophy education depending on each local situation and business condition in overseas.

•	Risk Management Department makes a report system that serious matter occurred in Kyocera Group is reported to Representative Directors. In addition, according to “Kyocera Group Basic Policy for Risk Management” which was established in June 2016, the system for risk management was maintained and the risk management education was carried out for the person in charge.

•	In Kyocera Corporation and each Kyocera Group Company the Employee Counseling Office was established. It deals with matters reported properly.

•	Compliance Audit is practiced by Corporate Global Audit Division. In addition, compliance education about antitrust laws and etc. is also practiced by appropriate division.

Consolidated Balance Sheets

	(Yen in millions)
	March 31,		Increase (Decrease)
	2017	2018
Current assets:
Cash and cash equivalents	¥376,195	¥424,938	¥48,743
Short-term investments in debt securities	84,703	38,023	(46,680)
Other short-term investments	212,668	158,779	(53,889)
Trade notes receivables	28,370	26,072	(2,298)
Trade accounts receivables	291,485	331,570	40,085	*1
Less allowances for doubtful accounts and sales returns	(5,593)	(5,490)	103
Inventories	331,155	364,875	33,720
Other current assets	119,714	137,849	18,135

Total current assets	1,438,697	1,476,616	37,919

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	1,130,756	1,050,537	(80,219)
Other long-term investments	22,246	25,858	3,612

Total investments and advances	1,153,002	1,076,395	(76,607)

Property, plant and equipment:
Land	59,963	62,141	2,178
Buildings	351,431	363,714	12,283
Machinery and equipment	841,973	880,918	38,945
Construction in progress	14,097	23,996	9,899
Less accumulated depreciation	(1,000,860)	(1,029,845)	(28,985)

Total property, plant and equipment	266,604	300,924	34,320

Goodwill	110,470	144,268	33,798	*2
Intangible assets	61,235	80,186	18,951	*2
Other assets	80,462	78,688	(1,774)

Total non-current assets	1,671,773	1,680,461	8,688

Total assets	¥3,110,470	¥3,157,077	¥46,607

Remarks:

*1	Trade accounts receivables increased due mainly to a contribution of subsidiaries which joined Kyocera Group newly and an increase in sales for the three months ended March, 2018 compared with the three months ended March, 2017.

*2	Goodwill and Intangible assets increased due mainly to merger and acquisition activities for the year ended March 31, 2018.

Note:	The consolidated balance sheets and the consolidated statements of income for the year ended March 31, 2017, indications of increase (decrease) of amounts and remarks are presented solely for reference.

	(Yen in millions)
	March 31,		Increase (Decrease)
	2017	2018
Current liabilities:
Short-term borrowings	¥191	¥145	¥(46)
Current portion of long-term debt	8,235	9,293	1,058
Trade notes and accounts payable	129,460	149,734	20,274
Other notes and accounts payable	60,881	66,970	6,089
Accrued payroll and bonus	62,868	68,664	5,796
Accrued income taxes	15,707	19,436	3,729
Other accrued liabilities	51,062	50,727	(335)
Other current liabilities	36,257	55,017	18,760

Total current liabilities	364,661	419,986	55,325

Non-current liabilities:
Long-term debt	16,409	20,237	3,828
Accrued pension and severance liabilities	31,720	28,723	(2,997)
Deferred income taxes	258,859	223,530	(35,329)
Other non-current liabilities	19,912	40,095	20,183

Total non-current liabilities	326,900	312,585	(14,315)

Total liabilities	691,561	732,571	41,010

Kyocera Corporation’s shareholders’ equity:
Common stock	115,703	115,703	—
Additional paid-in capital	165,230	165,125	(105)
Retained earnings	1,638,116	1,675,780	37,664	*1
Accumulated other comprehensive income	447,479	411,980	(35,499)
Common stock in treasury, at cost	(32,309)	(32,342)	(33)

Total Kyocera Corporation’s shareholders’ equity	2,334,219	2,336,246	2,027

Noncontrolling interests	84,690	88,260	3,570

Total equity	2,418,909	2,424,506	5,597

Total liabilities and equity	¥3,110,470	¥3,157,077	¥46,607

Remark:

*1	Retained earnings in fiscal 2018 increased compared with fiscal 2017 due mainly to the recording of Net income in fiscal 2018.

Consolidated Statements of Income

	(Yen in millions)
	Years ended March 31,		Increase (Decrease)
	2017	2018
Net sales	¥1,422,754	¥1,577,039	¥154,285
Cost of sales	1,049,472	1,200,911	151,439	*1

Gross profit	373,282	376,128	2,846
Selling, general and administrative expenses	268,740	280,553	11,813

Profit from operations	104,542	95,575	(8,967)
Other income (expenses):
Interest and dividend income	32,364	40,498	8,134
Interest expense	(901)	(1,395)	(494)
Foreign currency transaction gains (losses), net	1,278	(827)	(2,105)
Gains on sales of securities, net	193	1,629	1,436
Other, net	373	(3,614)	(3,987)

Total other income (expenses)	33,307	36,291	2,984

Income before income taxes	137,849	131,866	(5,983)
Income taxes	28,442	46,881	18,439	*2

Net income	109,407	84,985	(24,422)
Net income attributable to noncontrolling interests	(5,564)	(3,196)	2,368

Net income attributable to Kyocera Corporation’s shareholders	¥103,843	¥81,789	¥(22,054)

Remarks:

*1	Cost of sales in fiscal 2018 increased compared with fiscal 2017 due to a write-down in the amount of ¥50,165 million relating to polysilicon materials in the solar energy business, in addition to an increase in sales.

*2	Income taxes in fiscal 2018 increased compared with fiscal 2017 due mainly to the one-time tax expenses at U.S. subsidiaries resulting from amendments to U.S. tax law.

Consolidated Statement of Changes in Equity (April 1, 2017 to March 31, 2018)

	(Yen in millions and shares in thousands)
(Number of shares outstanding)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation’s Shareholders’ Equity	Noncontrolling Interests	Total Equity

Balance, March 31, 2017 (367,712)	¥115,703	¥165,230	¥1,638,116	¥447,479	¥(32,309)	¥2,334,219	¥84,690	¥2,418,909
Comprehensive income:
Net income			81,789			81,789	3,196	84,985
Change in net unrealized losses on securities				(40,091)		(40,091)	4	(40,087)
Change in net unrealized gains on derivative financial instruments				42		42	(15)	27
Change in pension liability adjustments				6,090		6,090	338	6,428
Change in foreign currency translation adjustments				(1,578)		(1,578)	(1,125)	(2,703)

Total comprehensive income						46,252	2,398	48,650

Cash dividends paid to Kyocera Corporation’s shareholders			(44,125)			(44,125)		(44,125)
Cash dividends paid to noncotrolling interests							(4,182)	(4,182)
Purchase of treasury stock (4)					(33)	(33)		(33)
Reissuance of treasury stock (0)		1			0	1		1
Stock option plan of subsidiaries		273				273	104	377
Other		(379)		38		(341)	5,250	4,909

Balance, March 31, 2018 (367,708)	¥115,703	¥165,125	¥1,675,780	¥411,980	¥(32,342)	¥2,336,246	¥88,260	¥2,424,506

Consolidated Statements of Cash Flows (For Reference Only)

	(Yen in millions)
	Years ended March 31,
	2017	2018
Cash flow from operating activities	¥164,231	¥158,953
Cash flow from investing activities	(112,089)	(53,128)
Cash flow from financing activities	(47,972)	(51,620)
Effect of exchange rate changes on cash and cash equivalents	(1,995)	(5,462)
Net increase in cash and cash equivalents	2,175	48,743
Cash and cash equivalents at the beginning of year	374,020	376,195
Cash and cash equivalents at the end of year	¥376,195	¥424,938

Balance Sheets

	(Yen in millions)
	March 31,
	2017	2018
Current assets:
Cash and bank deposits	¥245,475	¥298,908
Trade notes receivable	10,016	5,301
Electronically recorded monetary claims	6,189	8,545
Trade accounts receivable	177,234	191,183
Short-term investments in debt securities	83,582	36,900
Finished goods and merchandise	40,900	56,311
Work in process	42,195	51,081
Raw materials and supplies	57,233	71,350
Prepaid expenses	397	689
Deferred income taxes	19,733	33,018
Other	80,056	94,812
Allowances for doubtful accounts	(198)	(213)

Total current assets	762,812	847,885

Non-current assets:
Tangible fixed assets:
Buildings	35,334	37,432
Structures	1,968	2,058
Machinery and equipment	37,774	49,449
Vehicles	34	40
Tools, furniture and fixtures	18,924	20,475
Land	39,784	43,308
Leased assets	1,054	889
Construction in progress	3,272	8,611

Total tangible fixed assets	138,144	162,262

Intangible assets:
Software	1,176	882
Leased assets	10	5
Goodwill	5,832	4,859
Industrial property rights	4,155	3,593
Customer relationships	804	752
Non-patented technology	325	272
Other	30	69

Total intangible assets	12,332	10,432

Investments and other assets:
Long-term investments in debt and equity securities	1,144,607	1,069,691
Investments in equity securities of subsidiaries and affiliates	264,574	221,552
Investments in capital of subsidiaries and affiliates other than equity securities	59,887	60,536
Long-term loans	36,409	51,483
Other	17,472	17,546
Allowances for doubtful accounts	(349)	(18,965)

Total investments and other assets	1,522,600	1,401,843

Total non-current assets	1,673,076	1,574,537

Total assets	¥2,435,888	¥2,422,422

Note:	The balance sheets and statements of income for the year ended March 31, 2017 are presented solely for reference.

	(Yen in millions)
	March 31,
	2017	2018
Current liabilities:
Electronically recorded obligation	¥11,266	¥23,944
Trade accounts payable	68,433	63,137
Short-term borrowing	57,350	27,373
Lease obligations	289	271
Other payables	41,725	50,114
Accrued expenses	17,628	20,940
Income taxes payables	4,215	4,820
Advance received	165	847
Deposits received	5,391	6,718
Accrued bonuses	16,929	19,646
Accrued bonuses for directors	209	164
Product warranty reserves	799	975
Allowances for sales returns	304	349
Allowances for loss on purchase agreements	—	18,340
Other	1,933	603

Total current liabilities	226,636	238,241

Non-current liabilities:
Lease obligations	871	723
Deferred income taxes	277,253	246,669
Product warranty reserves	1,511	1,604
Allowances for loss on purchase agreements	—	12,545
Other	6,673	5,539

Total non-current liabilities	286,308	267,080

Total liabilities	512,944	505,321

Net assets:
Shareholders’ equity:
Common stock	115,703	115,703
Capital surplus:
Additional paid-in capital	192,555	192,555
Other capital surplus	—	1

Total capital surplus	192,555	192,556
Retained earnings:
Legal reserves	17,207	17,207
Other retained earnings:	941,481	975,891
Reserve for special depreciation	1,053	751
General reserve	855,137	895,137
Unappropriated retained earnings	85,291	80,003

Total retained earnings	958,688	993,098
Common stock in treasury, at cost	(32,309)	(32,342)

Total shareholders’ equity	1,234,637	1,269,015
Valuation and translation adjustment
Net unrealized gains on other securities	688,307	648,086

Total net assets	1,922,944	1,917,101

Total liabilities and net assets	¥2,435,888	¥2,422,422

Statements of Income

	(Yen in millions)
	Years ended March 31,
	2017	2018
Net sales	¥662,595	¥742,066
Cost of sales	551,700	656,136

Gross profit	110,895	85,930
Selling, general and administrative expenses	86,570	96,635

Profit (loss) from operations	24,325	(10,705)
Non-operating income:
Interest and dividend income	54,980	90,312
Other	3,118	5,997

Total non-operating income	58,098	96,309
Non-operating expenses:
Interest expense	41	170
Other	1,043	2,533

Total non-operating expenses	1,084	2,703

Recurring profit	81,339	82,901
Non-recurring gain:
Gain on sale of tangible fixed assets	116	273
Gain on sale of long-term investments in debt and equity securities	—	1,360
Gain on extinguishment of tie-in shares	14,929	37,367
Other	1	186

Total non-recurring gain	15,046	39,186
Non-recurring loss:
Loss on sale and disposal of tangible fixed assets	435	812
Loss on impairment of tangible fixed assets	2,160	324
Loss on extinguishment of tie-in shares	1,131	13,331
Loss on impairment of investments in capital of a subsidiary other than equity securities	1,233	—
Loss on impairment of investments in equity securities of subsidiaries	277	17,992
Provision of allowance for doubtful accounts	—	18,656
Other	29	1,312

Total non-recurring loss	5,265	52,427

Income before income taxes	91,120	69,660
Income taxes – current	10,246	15,411
Income taxes – deferred	(2,850)	(24,287)

Net income	¥83,724	¥78,536

Statement of Changes in Net Assets (April 1, 2017 to March 31, 2018)

						(Yen in millions)
	Shareholders’ equity
		Capital surplus			Retained earnings
						Other retained earnings
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserves	Reserve for special depreciation	General reserve
Balance, March 31, 2017	¥115,703	¥192,555	—	¥192,555	¥17,207	¥1,053	¥855,137
Changes in net assets
Reversal of reserve for special depreciation						(302)
General reserve							40,000
Dividends
Net income
Purchase of treasury stock
Retirement of treasury stock			1	1
Net change in items other than shareholders’ equity
Total changes in net assets	—	—	1	1	—	(302)	40,000

Balance, March 31, 2018	¥115,703	¥192,555	¥1	¥192,556	¥17,207	¥751	¥895,137

	Shareholders’ equity				Valuation and translation adjustment		Total net assets
	Retained earnings		Common stock in treasury, at cost	Total Shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustment
	Other retained earnings	Total retained earnings
	Unappropriated retained earnings
Balance, March 31, 2017	¥85,291	¥958,688	¥(32,309)	¥1,234,637	¥688,307	¥688,307	¥1,922,944
Changes in net assets
Reversal of reserve for special depreciation	302	—		—			—
General reserve	(40,000)	—		—			—
Dividends	(44,125)	(44,125)		(44,125)			(44,125)
Net income	78,536	78,536		78,536			78,536
Purchase of treasury stock			(33)	(33)			(33)
Retirement of treasury stock			0	1			1
Net change in items other than shareholders’ equity				—	(40,221)	(40,221)	(40,221)
Total changes in net assets	(5,288)	34,410	(33)	34,378	(40,221)	(40,221)	(5,843)

Balance, March 31, 2018	¥80,003	¥993,098	¥(32,342)	¥1,269,015	¥648,086	¥648,086	¥1,917,101

Copy of Audit Report of Accounting Auditors on Consolidated Financial Statements

Independent Auditors’ Report

(English Translation)

May 21, 2018

To the Board of Directors of Kyocera Corporation

PricewaterhouseCoopers Kyoto
Yukihiro Matsunaga, CPA [Seal] Engagement Partner Keiichiro Kagi, CPA [Seal] Engagement Partner Hiroyuki Yano, CPA [Seal] Engagement Partner

We have audited, pursuant to paragraph 4 of Article 444 of the Companies Act of Japan, the consolidated financial statements, which consist of the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements, of Kyocera Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2017 to March 31, 2018.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with accounting principles generally accepted in the United States of America pursuant to the provisions of paragraph 1 of Article 120 that is applied mutatis mutandis in paragraph 3 of Article 120-3 of the Corporate Calculation Rules of Japan. This responsibility includes implementing and maintaining internal controls deemed necessary by management for the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including assessment of the risk of material misstatement in the consolidated financial statements, whether due to fraud or error. In making such risk assessment, the auditor considers the Company’s internal controls relevant to the preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of March 31, 2018 and the consolidated results for the year then ended in conformity with accounting principles generally accepted in the United States of America pursuant to the provisions of paragraph 1 of Article 120 that is applied mutatis mutandis in paragraph 3 of Article 120-3 of the Corporate Calculation Rules of Japan.

Other Matters

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Audit Report of Accounting Auditors

Independent Auditors’ Report

(English Translation)

May 21, 2018

To the Board of Directors of Kyocera Corporation

PricewaterhouseCoopers Kyoto
Yukihiro Matsunaga, CPA [Seal] Engagement Partner Keiichiro Kagi, CPA [Seal] Engagement Partner Hiroyuki Yano, CPA [Seal] Engagement Partner

We have audited, pursuant to paragraph 2-1 of Article 436 of the Companies Act of Japan, the financial statements, which consist of the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the supplementary schedules thereto, of Kyocera Corporation (hereinafter referred to as the “Company”) for its 64th fiscal year from April 1, 2017 to March 31, 2018.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation of financial statements and supplementary schedules thereof that give a true and fair view in accordance with accounting principles generally accepted in Japan. This responsibility includes implementing and maintaining internal controls deemed necessary by management for the preparation and fair presentation of financial statements and supplementary schedules thereto that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplementary schedules thereof are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and supplementary schedules thereto. The procedures selected depend on the auditor’s judgment, including assessment of the risk of material misstatement in the financial statements and supplementary schedules thereto, whether due to fraud or error. In making such risk assessment, the auditor considers the Company’s internal controls relevant to the preparation of financial statements and supplementary schedules thereto that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and supplementary schedules thereof.

We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements and supplementary schedules thereto present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and the results for the year then ended in conformity with accounting principles generally accepted in Japan.

Other Matters

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Audit Report of Audit & Supervisory Board

Audit Report

(English Translation)

The Audit & Supervisory Board (hereinafter referred to as “the Board”), based on audit reports prepared by each Audit & Supervisory Board Member (hereinafter referred to as “Board Member”) related to the execution of duties of Directors during the 64th fiscal year from April 1, 2017 to March 31, 2018, hereby reports its results of audit after deliberations, as the unanimous opinion of all Board Members, as follows:

1. Methods and Details of Audit by Individual Board Members and by the Board

(1)	The Board established auditing policies, auditing plans and role sharing for the fiscal year and received audit reports from each Board Member on the execution of his auditing activities and the result thereof. In addition, it received reports on the execution of duties from Directors, etc. and from the Accounting Auditors, and, when necessary, requested their explanations regarding such reports.

(2)	In accordance with the auditing standards for Board Members set by the Board, each Board Member communicated with Directors, the Corporate Global Audit Division of the internal audit department and employees of Kyocera Corporation (hereinafter referred to as the “Company”) and endeavored to gather information and create an improved environment for auditing, according to the auditing policies, auditing plans and role sharing for the fiscal year, and conducted the audit by the following methods.

(i)	Board Members attended the meetings of the Board of Directors and other important meetings, received reports from Directors, the Corporate Global Audit Division and employees of the Company on business execution, and, when necessary, requested their explanations regarding those reports. Board Members also inspected documents related to important decisions and examined operations and assets at the Company’s head office, plants and major operational establishments. In addition, Board Members had a meeting with the Chairman of the Board and Representative Director and the President and Representative Director of the Company and exchanged opinions and information on issues, etc. on auditing. With respect to subsidiaries, Board Members not only visited and examined subsidiaries based on the auditing plans, but also received reports on auditing condition of subsidiaries from their Board Members, etc. at the regular meetings with them, and facilitated communications and exchanged information with Directors of them too, and, when necessary, attended important meetings, received reports on business, requested explanations and expressed opinions.

(ii)	Board Members received reports on the status of maintenance and operations from Directors, the Corporate Global Audit Division and Board Members of subsidiaries, etc., and, when necessary, requested their explanations and expressed opinions regarding the content of the resolution of the Board of Directors with respect to the development and maintenance of a system to ensure that the execution of duties by Directors as described in the business report shall be in compliance with laws and regulations and with the Company’s Articles of Incorporation and other systems required by paragraphs 1 and 3 of Article 100 of the Ordinance for Enforcement of the Companies Act as being necessary for ensuring the appropriateness of operations of the corporate group consisting of the Company and its consolidated subsidiaries, and the systems (internal control systems) established under such resolution. With respect to the internal control systems regarding financial reporting, Board Members received reports on the evaluation of such internal control systems and the auditing condition from Directors, the Corporate Global Audit Division and from PricewaterhouseCoopers Kyoto, and, when necessary, requested their explanations regarding those reports.

(iii)

Board Members monitored and examined whether the Accounting Auditors maintained their independence and performed their audits in an appropriate manner, and received reports from the Accounting Auditors on the execution of their duties and, when necessary, requested their explanations regarding those reports. Board Members also received notification from the Accounting Auditors that they have taken steps to improve the “system for ensuring appropriate execution of their duties” (matters set forth in the items of Article 131 of the Ordinance on Accounting of Companies) in compliance with the “Quality Control Standards Relating to Auditing” (adopted by the Business Accounting Council on October 28, 2005), etc. and, when necessary, requested their explanations regarding such notification.

Based on the foregoing methods, Board Members reviewed the business report and supplementary schedule thereto, the financial statements (balance sheet, statement of income, statement of changes in net assets and notes to financial statements) and supplementary schedules thereto as well as consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and notes to consolidated financial statements) for the fiscal year.

2. Results of Audit

(1)	Result of the Audit of the Business Report, etc.

(i)	The business report and the supplementary schedules thereto fairly present the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company.

(ii)	There has been neither unfair conduct nor any material violation of Japanese law or regulation or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors.

(iii)	The content of the resolution by the Board of Directors regarding internal control systems is due and proper. Furthermore, nothing has arisen that requires comment on the description in the business report and the Directors’ execution with respect to the internal control systems, including financial reporting.

(2)	Result of the Audit of Financial Statements and Supplementary Schedules Thereto

The methods and results of the audit by the Accounting Auditors, PricewaterhouseCoopers Kyoto are due and proper.

(3)	Result of the Audit of Consolidated Financial Statements

The methods and results of the audit by the Accounting Auditors, PricewaterhouseCoopers Kyoto are due and proper.

May 24, 2018

Audit & Supervisory Board, Kyocera Corporation

Itsuki Harada [Seal]

Full-time Audit & Supervisory Board Member

Osamu Nishieda [Seal]

Audit & Supervisory Board Member

Hitoshi Sakata [Seal]

Audit & Supervisory Board Member

Masaaki Akiyama [Seal]

Audit & Supervisory Board Member

Note:	Messrs. Hitoshi Sakata and Masaaki Akiyama are Outside Audit & Supervisory Board Members as specified in Item 16 of Article 2 and Paragraph 3 of Article 335 of the Companies Act.

Securities Code 6971

Internet Disclosure Items for

Notice of the 64th Ordinary General Meeting of Shareholders

Notes to Consolidated Financial Statements

Notes to Financial Statements

(April 1, 2017 to March 31, 2018)

In the Accompanying Documents for the Notice of the 64th Ordinary General Meeting of Shareholders, the “Notes to Consolidated Financial Statements” and “Notes to Financial Statements” are available to shareholders on the Company’s website (https://global.kyocera.com/ir/s_info/meeting.html) pursuant to the provisions of laws and regulations as well as the Articles of Incorporation of the Company.

The “Notes to Consolidated Financial Statements” and “Notes to Financial Statements” are a part of the Consolidated Financial Statements and Financial Statements that were audited by Audit & Supervisory Board Members and the Accounting Auditor in preparing the Audit Reports.

Please note that this is an English translation of the Japanese original of the Internet Disclosure Items for the Notice of the 64th Ordinary General Meeting of Shareholders of KYOCERA Corporation disclosed in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Notes to Consolidated Financial Statements

1. Basis of Preparation of Consolidated Financial Statements

(1)	Scope of Consolidation

Number of Consolidated Subsidiaries:	252

Major Consolidated Subsidiaries:	Kyocera Document Solutions Inc., AVX Corporation and
Kyocera International, Inc.

A Non-Consolidated Subsidiary:	Kyoto Purple Sanga Co., Ltd.

This subsidiary is excluded from the scope of consolidation because its total assets, net sales, net income attributable to Kyocera Corporation’s shareholders and retained earnings, etc. are immaterial, as such, they do not hinder a rational judgment of financial position and results of operations of Kyocera when excluded from the scope of consolidation.

(2)	Scope of Application of the Equity Method

Number of Non-Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method: 12

Major Affiliate Accounted for by the Equity Method: Kagoshima Mega Solar Power Corporation

(3)	Changes in Scope of Consolidation

Number of Increase:	63

Number of Decrease:	29

(4)	Changes in Scope of Application of the Equity Method

Not Applicable

(5)	Summary of Significant Accounting Principles

(i)	Standards of Preparation of Consolidated Financial Statements

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America pursuant to the provisions of paragraph 1 of Article 120-3 of the Ordinance on Accounting of Companies of Japan. Certain disclosure and footnotes required under principles generally accepted in the United States are omitted pursuant to the provisions of paragraph 1 of Article 120 that is applied mutatis mutandis in paragraph 3 of Article 120-3.

(ii)	Valuation of Inventories

Kyocera has adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) 330, “Inventory.” Inventories are stated at the lower of cost or market. The remaining balance of raw materials to be purchased under the long term purchase agreements are also stated at the lower of cost and net realizable value. For finished goods and work in process, cost is mainly determined by the average method. For raw materials and supplies, cost is mainly determined by the first-in, first-out method. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(iii)	Valuation of Securities

Kyocera has adopted ASC 320, “Debt and Equity Securities.” Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and recorded in “accumulated other comprehensive income,” net of tax. Held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are recorded using the cost method based on ASC325, “Investments – Other”.

1

(iv)	Depreciation Method for Property, Plant and Equipment

Kyocera has adopted ASC 360, “Property, Plant and Equipment.” Depreciation is accounted mainly by the declining balance method on estimated useful lives.

(v)	Goodwill and Other Intangible Assets

Kyocera has adopted ASC 350, “Intangibles – Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment which are accounted for under ASC 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

(vi)	Accounting for Allowances and Accruals

Allowances for Doubtful Accounts:

Kyocera maintains allowances for doubtful accounts related to trade notes receivable, trade accounts receivable and finance receivables for estimated losses resulting from customers’ inability to make timely payments including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral.

Allowances for Sales Returns:

Kyocera records an estimated sales return allowance at the time of sales based on historical return experience.

(vii)	Accrued Pension and Severance Liabilities

Kyocera has adopted ASC 715, “Compensation – Retirement Benefits.” Kyocera recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability, as the case may be, in the consolidated balance sheet and recognizes changes in funded status during the year as changes in comprehensive income for such year. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6)	Recently Adopted Accounting Standards

On April 1, 2017, Kyocera adopted Accounting Standards Update (“ASU”) No. 2016-07, “Investments – Simplifying the Transition to the Equity Method of Accounting.” The accounting standard eliminates the requirement to retroactively adopt the equity method of accounting when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations and financial condition.

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2. Notes to Consolidated Balance Sheets

(Yen in millions)
(1) Allowances for Doubtful Accounts Related to Assets

Other Current Assets	¥39
Other Assets	1,690

(2) Accumulated Other Comprehensive Income

Net Unrealized Gains on Securities	¥459,559
Net Unrealized Losses on Derivative Financial Instruments	(407)
Pension Liability Adjustments	(29,261)
Foreign Currency Translation Adjustments	(17,911)

(3) Assets Pledged as Collateral

Property, Plant and Equipment	¥1,388
Other Long-term Investments	2,034
*1 “Property, Plant and Equipment” is pledged against “Current Portion of Long-term Debt” and “Long-term Debt” in a total amount of ¥149 million.
*2 “Other Long-term Investments” is pledged against the loan for business finance of “Affiliates Accounted for by the Equity Method” in a total amount of ¥16,820 million.

3. Notes to Consolidated Statement of Changes in Equity

(1) Total Number of Shares Issued

	(Shares in thousands)
Class of Shares	March 31, 2017	Increase	Decrease	March 31, 2018
Common Stock	377,619	—	—	377,619

(2) Distribution of Surplus

(i) Dividends Paid

Resolution	Class of Shares	Aggregate Amount	Per Share Amount	Record Date	Effective Date
The Ordinary General Meeting of Shareholders held on June 27, 2017	Common Stock	¥22,063 million	¥60	March 31, 2017	June 28, 2017

The Board of Directors Meeting held on October 30, 2017	Common Stock	¥22,063 million	¥60	September 30, 2017	December 5, 2017

(ii) Dividends for which the Record Date Fall in the Year ended March 31, 2018 with an Effective Date in the Year Ending March 31, 2019

Resolution	Class of Shares	Source of Dividend	Aggregate Amount	Per Share Amount	Record Date	Effective Date
The Ordinary General Meeting of Shareholders to be held on June 26, 2018	Common Stock	Retained Earnings	¥22,062 million	¥60	March 31, 2018	June 27, 2018

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4. Notes to Financial Instruments

(1) Notes to Financial Instruments

Kyocera refrains from making any speculative transactions and always maintains a high level of capital liquidity to ensure the utmost stability in its fund management. Operating receivables such as notes receivable and accounts receivable are exposed to customer credit risk. Kyocera seeks to reduce this risk in accordance with its credit management policies. Kyocera is exposed to market risk, including changes in foreign currency exchange rates, interest rates and equity prices. In order to hedge against these risks, Kyocera uses derivative financial instruments. Kyocera does not hold or issue derivative financial instruments for trading purposes. Kyocera mainly enters into foreign currency forward contracts and interest rate swaps. Kyocera regularly assesses these market risks based on policies and procedures established to protect against the adverse effects of these risks and other potential exposures, primarily by reference to the market value of financial instruments.

Kyocera has marketable equity securities, debt securities and non-marketable equity securities. Kyocera is currently a major shareholder of KDDI Corporation. As of March 31, 2018, the fair value of the shares of KDDI Corporation of which Kyocera owns was ¥910,288 million.

(2) Fair Value of Financial Instruments

The fair values of financial instruments as of March 31, 2018 and methods and assumption used to estimate such fair values were as follows:

	(Yen in millions)
	Carrying Amount	Fair Value	Difference
Assets (a)
Short-term Investments in Debt Securities	¥38,023	¥38,051	¥28
Long-term Investments in Debt and Equity Securities	1,050,537	1,051,306	769
Other Long-term Investments (excluding Investment in and Advances to Affiliates and an Unconsolidated Subsidiary)	21,984	21,984	—

Total	¥1,110,544	¥1,111,341	¥797

Liabilities (b)
Long-term Debt (including due within one Year)	¥29,530	¥29,530	—

Total	¥29,530	¥29,530	—

Derivatives (c) (Note)
Derivatives Designated as Hedging Instruments	¥(17)	¥(17)	—
Derivatives Not Designated as Hedging Instruments	4,854	4,854	—

Total	¥4,837	¥4,837	—

Note:	Assets and liabilities of derivative transactions are recorded in net amount. Liabilities are presented by ( ).

(a)	For investments with active markets, fair value is based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate the fair value because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregate carrying amounts of these investments included in the above table as of March 31, 2018 was ¥21,422 million.

(b)	Fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities at the end of the fiscal year.

(c)	Fair value is estimated based on quotes from financial institutions at the end of the fiscal year.

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Cash and cash equivalents, other short-term investments, trade notes receivable, trade accounts receivable, short-term borrowings, and trade notes and accounts payable, and other notes and accounts payable approximate fair value because of the short maturity of these instruments.

5. Notes to per Share Information

(1) Kyocera Corporation’s Shareholders’ Equity per Share		¥6,353.54

(2) Earnings per Share Attributable to Kyocera Corporation’s Shareholders	Basic	¥222.43
	Diluted	¥222.43

6. Note to Significant Subsequent Event

Repurchase of Own Shares

Kyocera Corporation has resolved at a meeting of its Board of Directors held on April 26, 2018 to undertake a repurchase of its own shares under the provisions of the Articles of Incorporation of the Company pursuant to Article 165, Paragraph 2 of the Companies Act of Japan.

(i) Reason for repurchase of own shares

The repurchase of own shares is intended to facilitate flexible capital strategies in the future, such as stock swaps.

(ii) Details of matters relating to the repurchase

Type of shares to be repurchased	Common stock
Total number of shares to be repurchased	Up to 7,200,000 shares (Percentage to total number of shares issued excluding treasury shares: 1.96%)
Total amount of repurchase price	Up to 40 billion yen
Period of repurchase	From April 27, 2018 to September 20, 2018
Method of repurchase	Market purchases through the Tokyo Stock Exchange

7. Other Notes

(1) Write-down of Long-term Purchase Agreements

Kyocera has entered into long-term purchase agreements for the procurement of polysilicon material for use in its solar energy business. Kyocera has obligation to purchase the material based on the quantity and price per year through December 31, 2020 under these agreements.

As a result of a decline in the profitability of solar energy business, the net realizable value of polysilicon material was less than the purchase prices under these agreements; and pursuant to the lower of cost or market approach, Kyocera decided to record a write-down in an amount equivalent to the difference between net realizable value and purchase price for the year ended March 31, 2018.

The total amount of the write-down was ¥50,165 million, including a write-down of future material purchase commitments in the amount of ¥114,405 million and the current polysilicon materials already purchased pursuant to the agreements in the amount of ¥52,821 million as of March 31, 2018, and the amount of the write-down was included in “cost of sales” in Kyocera’s consolidated statements of income for the year ended March 31, 2018.

(2) Tax expenses from amendments to U.S. tax law

Kyocera’s U.S. subsidiaries such as AVX Corporation recorded one-time tax expenses of ¥13,860 million, resulting from the Tax Cuts and Jobs Act which was enacted into law in the U.S. on December 22, 2017. The tax expenses mainly consisted of approximately ¥10,203 million of the tax expenses related to a one-time tax on accumulated foreign earnings of AVX Corporation as well as the tax expenses resulted from a change in the valuation of deferred tax assets and liabilities at Kyocera’s U.S. subsidiaries such as AVX Corporation, caused by a reduction of the statutory U.S. corporation income tax rate from 35% to 21%.

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Notes to Financial Statements

1. Summary of Significant Accounting Policies

(1) Standards and Methods of Valuation of Assets

Held-to-Maturity Securities:	Amortized cost method (straight-line method)

Investments in Subsidiaries and Affiliates:	Cost determined by the moving average method

Other Securities:

Marketable:	Based on market price as of the balance sheet date (unrealized gains and losses on such securities are reported in net assets, and cost is determined by the moving average method)

Non-marketable:	Cost determined by the moving average method

Derivative Financial Instruments:	Mark-to-market method

Inventories:	Cost determined based on acquisition costs with adjustment by write-down taking into consideration decline of profitability

Finished Goods, Merchandise and Work-in-process:	Cost of finished goods and work in process is mainly determined by the average cost method. Cost of merchandise is determined by the first-in, first-out method or the last purchase method.

Raw Materials and Supplies:	Raw materials and supplies, except those for telecommunications equipment, are valued at cost, with cost being determined by the last purchase method. Raw materials for telecommunications equipment are valued at cost, with cost being determined by the first-in, first-out method.

(2) Depreciation of Non-current Assets

Tangible Fixed Assets (except for Leased Assets):

Depreciation is computed at rates based on the estimated useful lives of assets using the declining-balance method. The principal estimated useful lives are as follows:

    Buildings and structures:

    2 years – 33 years

    Machinery and equipment, and tools, furniture and fixtures:

    2 years – 10 years

Intangible Fixed Assets (except for Leased Assets):	Amortization is computed using the straight-line method. Software for internal use is calculated based on the usable period of two years.

Leased Assets:	Straight-line method, using lease periods as the estimated useful lives of such assets.

(3) Accounting for Allowances and Accruals

Allowances for Doubtful Accounts:	In anticipation of uncollectible accounts receivable, Kyocera Corporation provides allowances for doubtful accounts, for general accounts receivable, based on the past actual ratio of losses on bad debts; and, for certain specific doubtful accounts receivable, based on estimates of uncollectible amounts pursuant to analysis of individual receivables.

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Accrued Bonuses for Employees:	In order to prepare for bonuses to employees, accrued bonuses are provided based on the amounts expected to be paid.

Accrued Bonuses for Directors:	In order to prepare for bonuses to Directors, accrued bonuses are provided based on the amounts expected to be paid.

Warranty Reserves:	Warranty reserves are provided to prepare for the cost of after sales service for some products based on the amounts expected to be paid, which are determined taking into account actual payments made in the past, etc.

Allowances for Sales Returns:	Allowances for sales returns are provided to prepare for losses from write-off of products as a result of product returns based on the past actual return ratio of unaccepted products multiplied by the amount of the uninspected products at the end of the fiscal year.

Allowances for loss on purchase agreements:	Allowances for loss on purchase agreements are provided to prepare for the loss of future manufacturing and sales with the fulfilment of purchase agreements for materials based on the expected loss in an amount equivalent to the difference between net realizable value and purchase price under the agreements.

Accrued Pension and Severance Costs:	In order to prepare for provision of retirement benefits to employees, accrued pension and severance costs are recognized based on projected benefit obligations and plan assets as of the balance sheet date. Unrecognized prior year service cost is amortized over the estimated average remaining service period of employees using the straight-line method. Actuarial gains or losses are amortized over the estimated average remaining service period of employees using the straight-line method following the year in which they are incurred. The exceeding amounts are provided as prepaid pension and severance expenses since plan assets exceeded projected benefit obligations as of the balance sheet date.

(4) Other Significant Policies

Consumption Taxes:	Consumption taxes withheld upon sale and consumption taxes paid for purchases of goods and services are not included in the amounts of the respective revenue and cost or expense items in the accompanying statements of income.

2. Notes to Changes in Presentation Methods

Balance Sheets

Because “Electronically recorded monetary claims” that was included in “Trade notes receivable” of “Current assets” for the year ended March 31, 2017 has become more significant, it is independently presented for the year ended March 31, 2018.

3. Notes to Balance Sheets:

(1) Assets Pledged as Collateral and Secured Liabilities

1. Assets Pledged as Collateral

Investments in subsidiaries and affiliates: ¥2,125 million

2. Secured Liabilities

Loan from financial institutions to Kagoshima Mega Solar Power Corporation: ¥16,820 million

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*	All investor of Kagoshima Mega Solar Power Corporation pledge their investments as collateral for this loan.

(2)	Accumulated Depreciation of Tangible Fixed Assets: ¥618,167 million

(3)	Guarantee Obligations

Keep-well Letters and Guidance for Management:

Keep–well Letter Requested Party	Amount Covered	Subject of Keep-well Letter
Kyocera Realty Development Co., Ltd.	¥149 million	Guidance for repayment of loans from financial institutions
Kyoto Purple Sanga Co., Ltd.	400 million	Guidance for repayment of loans from financial institutions

Total	¥549 million

(4)	Receivables from Subsidiaries and Affiliates, and Payables to Subsidiaries and Affiliates (except Amounts Separately Presented)

Current Receivables	¥87,058 million
Long-term Receivables	51,466 million
Current Payables	40,784 million
Long-term Payables	25 million

4. Notes to Statements of Income:

(1)	Transactions with Subsidiaries and Affiliates:

Operational Transactions:
Net Sales	¥283,931 million
Purchases	68,557 million
Selling, General and Administrative Expenses	6,816 million

Non Operational Transactions	55,416 million

(2)	Write-down of Long-term Purchase Agreements

Kyocera has entered into long-term purchase agreements for the procurement of polysilicon material for use in its solar energy business. Kyocera has obligation to purchase the material based on the quantity and price per year through December 31, 2020 under these agreements.

As a result of a decline in the profitability of solar energy business, the net realizable value of polysilicon material was less than the purchase prices under these agreements; and pursuant to the lower of cost or market approach, Kyocera decided to record a write-down in an amount equivalent to the difference between net realizable value and purchase price for the year ended March 31, 2018.

The total amount of the write-down was ¥50,165 million, including a write-down of future material purchase commitments in the amount of ¥114,405 million and the current polysilicon materials already purchased pursuant to the agreements in the amount of ¥52,821 million as of March 31, 2018, and the amount of the write-down was included in “cost of sales” in Kyocera’s statements of income for the year ended March 31, 2018.

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(3) Provision of allowance for doubtful accounts

About loans receivable to Kyocera Display Corporation which is subsidiary of Kyocera Corporation Because Kyocera Display Corporation faced the excessive liabilities, Kyocera concluded that its feasibility of repayment is low and recorded provision of allowance for doubtful accounts in the amount of ¥18,656 as much as the excessive liabilities.

5. Notes to Statement of Changes in Net Assets

Number and Class of Treasury Shares as of March 31, 2018
Common Stock	9,910,822 shares

6. Notes to Accounting for Effects of Income Taxes

The Main Components of the Deferred Tax Assets and Deferred Tax Liabilities

(Yen in millions)
(i) Current:

Deferred Tax Assets:
Write-down of Inventories	¥9,644
Accrued Bonuses	5,894
Allowances for loss on purchase agreements	5,502
Temporary and Prepaid Payment	5,233
Other Payables and Accrued Expenses	4,737
Others	2,106

Total Deferred Tax Assets	33,116
Deferred Tax Liabilities:
Reserve for Special Depreciation	(98)

Total Deferred Tax Liabilities	(98)

Deferred Tax Assets, Net	¥33,018

(ii) Non-current:

Deferred Tax Assets:
Depreciation and Amortization	¥22,943
Loss on Impairment of Investments in Subsidiaries and Affiliates	17,898
Allowance for doubtful accounts	5,689
Allowances for loss on purchase agreements	3,764
Adjustment to Book Value of Investments in Subsidiaries	1,555
Deferred Assets	1,101
Others	2,773

Sub-total of Deferred Tax Assets	55,723
Valuation Allowances	(20,657)

Total Deferred Tax Assets	35,066
Deferred Tax Liabilities:
Net Unrealized Gain on Other Securities	(277,751)
Prepaid Pension and Severance Expenses	(2,799)
Gain on Revaluation of Land	(865)
Reserve for Special Depreciation	(224)
Others	(96)

Total Deferred Tax Liabilities	(281,735)

Deferred Tax Liabilities, Net	¥(246,669)

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7. Notes to Fixed Assets Used Under Finance Leases

Some fixed assets used under finance leases, consisting principally of manufacturing equipment and computers, are off balance sheet.

8. Notes Concerning Related Party Transactions

(Yen in millions)
Relationship	Name of Entity	Percentage of Voting rights held	Relationship with the Entity	Substance of Transactions	Amount of Transactions	Item	Outstanding Transaction amounts as of March 31, 2018
Subsidiary	Kyocera Display Corporation	100%	Extension of Loan Interlocking Officers	Extension of Loan	¥11,100	Long-term loans	¥37,900

Note: Conditions of the loans have been reasonably determined, taking into account market interest rates, etc.

9. Notes to per Share Information

(1) Net Assets per Share:	¥5,213.65
(2) Earnings per Share:	¥ 213.58

10. Material Subsequent Events

Repurchase of Own Shares

Kyocera Corporation has resolved at a meeting of its Board of Directors held on April 26, 2018 to undertake a repurchase of its own shares under the provisions of the Articles of Incorporation of the Company pursuant to Article 165, Paragraph 2 of the Companies Act of Japan.

(i)	Reason for repurchase of own shares

The repurchase of own shares is intended to facilitate flexible capital strategies in the future, such as stock swaps.

(ii)	Details of matters relating to the repurchase

Type of shares to be repurchased	Common stock
Total number of shares to be repurchased	Up to 7,200,000 shares (Percentage to total number of shares issued excluding treasury shares: 1.96%)
Total amount of repurchase price	Up to 40 billion yen
Period of repurchase	From April 27, 2018 to September 20, 2018
Method of repurchase	Market purchases through the Tokyo Stock Exchange

11. Other Notes

(1)	Notes to Integration

Merger of Kyocera Medical Corporation, Kyocera Crystal Device Corporation and Kyocera Connector Products Corporation

Kyocera Medical Corporation, Kyocera Crystal Device Corporation and Kyocera Connector Products Corporation, which were wholly owned consolidated subsidiaries of Kyocera Corporation, were merged into Kyocera Corporation on April 1, 2017.

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1,	Overview of Transactions

(i)	Scope of Business Transferred

Kyocera Medical Corporation

Design, development, manufacture and sales of medical equipment and business as a total medical materials manufacturer

Kyocera Crystal Device Corporation

Development, manufacture and sale of crystal components

Kyocera Connector Products Corporation

Development, manufacture and sale of connectors

(ii)	Date of Business Combinations

April 1, 2017

(iii)	Legal Method of Business Combinations

In the mergers, Kyocera Corporation was a surviving company, and Kyocera Medical Corporation, Kyocera Crystal Device Corporation and Kyocera Connector Products Corporation were dissolved.

(iv)	Name of the Company after Business Combinations

Kyocera Corporation

(v)	Objective of Transactions

The purpose of the restructuring was to establish stronger business structure by consolidating the extensive management resources of the four companies, and to further expand these businesses by enhancing new product development capability, by improving productivity through the sharing of manufacturing technologies, and by expanding sales through the consolidation of marketing divisions taking advantage of the broadened product line-up.

2,	Content of Accounting Treatment

It was treated as a transaction under common control in accordance with the “Accounting Standard for Business Combination” (Accounting Standard Board of Japan Statement (ASBJ) No.21, September 13, 2013) and the “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10, September 13, 2013).

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